UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 4)*

Hemisphere Media Group, Inc.

(Name of Issuer)

Class A common stock, par value $0.0001 per share

(Title of Class of Securities)

42365Q103

(CUSIP Number)

Mark J. Coleman
InterMedia Partners, L.P.
405 Lexington Avenue, 48th Floor
New York, NY 10174
(212) 503-2850

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 4, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42365Q103	SCHEDULE 13D	Page 2 of 13

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Gato Investments LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 15,744,913(1) (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 15,744,913(1) (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,744,913(1) (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.4%(2)
14	TYPE OF REPORTING PERSON PN

(1)
Represents 15,744,913 shares of the Issuer’s Class B common stock, convertible at any time at the option of the holder thereof into an equal number of fully paid and non-assessable shares of the Issuer’s Class A common stock.

(2)
Based on 19,739,523 shares of the Issuer’s Class A common stock issued and outstanding as of April 4, 2018 following the forfeiture of certain shares of the Issuer’s Class A common stock pursuant to the Equity Restructuring and Warrant Purchase Agreement (as defined herein) and including the Class B common stock described in note 1.

CUSIP No. 42365Q103	SCHEDULE 13D	Page 3 of 13

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Gemini Latin Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 15,744,913(1) (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 15,744,913(1) (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,744,913(1) (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.4%(2)
14	TYPE OF REPORTING PERSON CO

_________________
(1)
Represents 15,744,913 shares of the Issuer’s Class B common stock, convertible at any time at the option of the holder thereof into an equal number of fully paid and non-assessable shares of the Issuer’s Class A common stock.

(2)
Based on 19,739,523 shares of the Issuer’s Class A common stock issued and outstanding as of April 4, 2018 following the forfeiture of certain shares of the Issuer’s Class A common stock pursuant to the Equity Restructuring and Warrant Purchase Agreement (as defined herein) and including the Class B common stock described in note 1.

CUSIP No. 42365Q103	SCHEDULE 13D	Page 4 of 13

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON InterMedia Partners VII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 42365Q103	SCHEDULE 13D	Page 5 of 13

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON InterMedia Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 42365Q103	SCHEDULE 13D	Page 6 of 13

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Leo Hindery, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 41,525(1)
	8	SHARED VOTING POWER -0- (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER 32,516
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,525(1) (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%(2)
14	TYPE OF REPORTING PERSON IN

(1)
Includes restricted shares of the Issuer’s Class A common stock granted to Mr. Hindery in connection with his service on the Issuer’s Board of Directors pursuant to the Hemisphere Media Group, Inc. Amended and Restated 2013 Equity Incentive Plan. The number of restricted shares was calculated by dividing $100,000 by the closing share price of the Class A common stock on May 17, 2017, the date of grant. The restricted stock will vest on the day preceding the Issuer’s 2018 annual meeting, subject to the reporting person's continued service as a director on such vesting date.

(2)
Based on 19,739,523 shares of the Issuer’s Class A common stock issued and outstanding as of April 4, 2018 following the forfeiture of certain shares of the Issuer’s Class A common stock pursuant to the Equity Restructuring and Warrant Purchase Agreement (as defined herein).

CUSIP No. 42365Q103	SCHEDULE 13D	Page 7 of 13

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Peter M. Kern
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 774,570(1)(2)
	8	SHARED VOTING POWER 15,744,913(3) (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER 747,543
	10	SHARED DISPOSITIVE POWER 15,744,913(3) (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,519,483(1)(2) (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.7%(3)
14	TYPE OF REPORTING PERSON IN

(1)
Includes 27,027 restricted shares of the Issuer’s Class A common stock granted to Mr. Kern in connection with his service on the Issuer’s Board of Directors pursuant to the Hemisphere Media Group, Inc. Amended and Restated 2013 Equity Incentive Plan. The number of restricted shares was calculated by dividing $300,000 by the closing share price of the Common Stock on May 17, 2017, the date of grant. The restricted stock will vest on the day preceding the Issuer’s 2018 annual meeting, subject to the reporting person's continued service as a director on such vesting date.

(2)
Includes 650,000 shares of the Issuer’s Class B common stock, convertible at any time at the option of the holder thereof into an equal number of fully paid and non-assessable shares of the Issuer’s Class A common stock.

(3)
Represents 15,744,913 shares of the Issuer’s Class B common stock, convertible at any time at the option of the holder thereof into an equal number of fully paid and non-assessable shares of the Issuer’s Class A common stock.

(4)
Based on 19,739,523 shares of the Issuer’s Class A common stock issued and outstanding as of April 4, 2018 following the forfeiture of certain shares of the Issuer’s Class A common stock pursuant to the Equity Restructuring and Warrant Purchase Agreement (as defined herein) and including the shares held by Mr. Kern described in notes 2 and 3.

CUSIP No. 42365Q103	SCHEDULE 13D	Page 8 of 13

This Amendment No. 4 (“Amendment No. 4”) amends and supplements the statement on Schedule 13D, dated April 15, 2013, as amended by Amendment No. 1 to the statement on Schedule 13D, dated August 4, 2015, Amendment No. 2 to the statement on Schedule 13D, dated September 7, 2016 and Amendment No. 3 to the statement on Schedule 13D, dated October 25, 2016 (as so amended, the “Schedule 13D”), and is being filed with the Securities and Exchange Commission (the “Commission”) by (i) Gato Investments LP, a Delaware limited partnership (the “Investor”); (ii) Gemini Latin Holdings, LLC, a Delaware limited liability company (the “General Partner”), the general partner of the Investor; (iii) InterMedia Partners VII, L.P., a Delaware limited partnership (“IMP”); (v) InterMedia Partners, L.P., a Delaware limited partnership (“IM Partners”), the general partner of IMP; (vi) Leo Hindery, Jr., a manager of IM Partners; and (vii) Peter M. Kern (“Kern”), a manager of IM Partners and the controlling person of the General Partner (each of the foregoing, a “Reporting Person,” and collectively, the “Reporting Persons”), relating to the shares of the Class A common stock, par value $0.0001 per share (“Class A common stock”), of Hemisphere Media Group, Inc., a Delaware corporation (the “Issuer”). This is an exit filing for IMP and IM Partners.

Item 2.	Identity and Background.

This Item 2 is hereby amended and restated as below.

(a) This Schedule 13D is being filed on behalf of the following Reporting Persons (each, a “Reporting Person” and collectively, the “Reporting Persons”):

(i) Gato Investments LP, a Delaware limited partnership (the “Investor”);

(ii) Gemini Latin Holdings, LLC, a Delaware limited liability company (the “General Partner”), the general partner of the Investor;

(iii) InterMedia Partners VII, L.P., a Delaware limited partnership (“IMP”);

(iv) InterMedia Partners, L.P., a Delaware limited partnership (“IM Partners”), the general partner of IMP;

(v) Leo Hindery, Jr., a manager of IM Partners; and

(vi)  Peter M. Kern, a manager of IM Partners and the controlling person of the General Partner.

(b) The principal business address for each of the General Partner, IMP, IM Partners, the Investor and Messrs. Hindery and Kern is c/o InterMedia Partners, L.P. 405 Lexington Avenue, 48th Floor New York, NY 10174.

(c) The Investor was formed in order to engage in the acquiring, holding and disposing of investments in the Issuer. The General Partner is the general partner of the Investor and was formed in order to engage in the acquiring, holding and disposing of investments in the Issuer.

IMP was formed in order to engage in the acquiring, holding and disposing of investments in various companies. IM Partners is the general partner of IMP and was formed in order to engage in the acquiring, holding and disposing of investments in various companies.

Leo Hindery, Jr. is a manager of IM Partners who may be deemed to share the power to direct the voting and disposition of the Issuer’s Class A common stock beneficially owned by IMP and IM Partners.

Peter M. Kern is a manager of IM Partners and the controlling person of the General Partner who may be deemed to share the power to direct the voting and disposition of the Issuer’s Class A common stock beneficially owned by the Reporting Persons.

Accordingly, pursuant to the regulations promulgated under Section 13(d) of the Securities Exchange Act of 1934, (i) IM Partners and Leo Hindery, Jr. may each be deemed to be a beneficial owner of the Issuer’s Class A common stock held for the account of IMP and (ii) Peter M. Kern may be deemed to be a beneficial owner of the Issuer’s Class A common stock held for the accounts of IMP and the Investor.

CUSIP No. 42365Q103	SCHEDULE 13D	Page 9 of 13

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Investor, IMP and IM Partners is a Delaware limited partnership. The General Partner is a Delaware limited liability company. Leo Hindery, Jr. and Peter M. Kern are United States citizens.

Item 4.	Purpose of Transaction.

This Item 4 is hereby supplemented by the addition of the information below.
Pursuant to the Equity Restructuring and Warrant Purchase Agreement (the “Equity Restructuring and Warrant Purchase Agreement”), dated as of January 22, 2013, by and among Azteca Acquisition Corporation, the Issuer, Azteca Acquisition Holdings, LLC, Brener International Group, LLC, Cinema Aeropuerto, S.A de C.V and the other parties identified therein, on April 4, 2018 (i) 419,383 shares of the Issuer’s Class A common stock held by IMP, (ii) 749,758 shares of the Issuer’s Class B common stock held by Gato Investments LP and (iii) 30,952 shares of the Issuer’s Class B common stock held by Peter M. Kern were forfeited because the closing sales price of the Class A common stock did not equal or exceed $15.00 per share for any 20 trading days within at least one 30-trading day period within 60 months of April 4, 2013.
Pursuant to the Warrant Agreement, dated as of June 29, 2011, by and between Azteca Acquisition Corporation and Continental Stock Transfer & Trust Company, as amended by the Assignment, Assumption and Amendment of Warrant Agreement, dated as of April 4, 2013, by and among Azteca Acquisition Corporation, the Issuer and Continental Stock Transfer & Trust Company, 1,166,290 warrants to purchase shares of the Issuer’s Class A common stock (“Warrants”) held by Gato Investments LP and 48,148 Warrants held by Mr. Kern expired on April 4, 2018.
Item 5.	Interest in Securities of the Issuer.

This Item 5 is hereby amended and restated as below.

Reference to percentage ownerships of Class A common stock in this Schedule 13D are based on (i) 19,739,523 shares of the Issuer’s Class A common stock issued and outstanding as of April 4, 2018 following the forfeiture of certain shares of the Issuer’s Class A common stock pursuant to the Equity Restructuring and Warrant Purchase Agreement; (ii) 15,744,913 shares of Class B common stock held by the Investor and (iii) 650,000 shares of Class B common stock held by Mr. Kern, in each case, as applicable.
Shares of the Issuer’s Class B common stock are convertible in whole or in part at any time at the option of the holder or holders thereof, into an equal number of fully paid and non-assessable shares of Class A common stock. The Issuer’s Class A common stock and Class B common stock have equal rights, except that holders of shares of Class A common stock are entitled to one vote for each such share and the holders of shares of the Issuer’s Class B common stock are entitled to ten votes for each such share on each matter properly submitted to the stockholder on which the holders of the Issuer’s common stock are entitled to vote.
(a)	(i) As of the date hereof, the Investor may be deemed to be the beneficial owner of 15,744,913 shares of Class A common stock, constituting 44.4% of the Class A common stock of the Issuer.

(ii) As of the date hereof, the General Partner may be deemed to be the beneficial owner of 15,744,913 shares of Class A common stock, constituting 44.4% of the Class A common stock of the Issuer.

(iii) As of the date hereof, IMP may be deemed to be the beneficial owner of 0 shares of Class A common stock, constituting 0% of the Class A common stock of the Issuer.

(iv) As of the date hereof, IM Partners may be deemed to be the beneficial owner of 0 shares of Class A common stock, constituting 0% of the Class A common stock of the Issuer.

CUSIP No. 42365Q103	SCHEDULE 13D	Page 10 of 13

(v) As of the date hereof, Leo Hindery, Jr. may be deemed to be the beneficial owner of 41,525 shares of Class A common stock, constituting 0.2% of the Class A common stock of the Issuer.

(vi) As of the date hereof, Peter M. Kern may be deemed to be the beneficial owner of 16,519,483 shares of Class A common stock, constituting 45.7% of the Class A common stock of the Issuer.

(b)
(i) The Investor may be deemed to have sole power to vote or direct the vote of no shares of Class A common stock; have the shared power to vote or direct the vote of 15,744,913 shares of Class A common stock; have the sole power to dispose or direct the disposition of no shares of Class A common stock; and have shared power to dispose or direct the disposition of 15,744,913 shares of Class A common stock.

(ii) The General Partner may be deemed to have sole power to vote or direct the vote of no shares of Class A common stock; have the shared power to vote or direct the vote of 15,744,913 shares of Class A common stock; have the sole power to dispose or direct the disposition of no shares of Class A common stock; and have shared power to dispose or direct the disposition of 15,744,913 shares of Class A common stock.

(iii) Each of IMP and IM Partners may be deemed to have sole power to vote or direct the vote of no shares of Class A common stock; have the shared power to vote or direct the vote of no shares of Class A common stock; have the sole power to dispose or direct the disposition of no shares of Class A common stock; and have shared power to dispose or direct the disposition of no shares of Class A common stock.

(iv) Leo Hindery, Jr. may be deemed to have sole power to vote or direct the vote of 41,525 shares of Class A common stock; have the shared power to vote or direct the vote of no shares of Class A common stock; have the sole power to dispose or direct the disposition of 32,516 shares of Class A common stock; and have shared power to dispose or direct the disposition of no shares of Class A common stock.

(v) Peter M. Kern may be deemed to have sole power to vote or direct the vote of 774,570 shares of Class A common stock; have the shared power to vote or direct the vote of 15,744,913 shares of Class A common stock; have the sole power to dispose or direct the disposition of 747,543 shares of Class A common stock; and have shared power to dispose or direct the disposition of 15,744,913 shares of Class A common stock.

By virtue of the relationships between and among the Investor, the General Partner and Mr. Kern described in Item 2 of this Schedule 13D, each of the General Partner and Mr. Kern may be deemed to share the power to direct the voting and disposition of the 15,744,913 shares of Class A common stock beneficially owned by the Investor. Each of the General Partner and Peter M. Kern disclaims beneficial ownership of the shares of Class A common stock beneficially owned by such persons, except to the extent of its or his pecuniary interest therein.

(c)	The information set forth in Items 3 and 4 above is hereby incorporated by reference into this Item 5(c), as applicable.
(d)
Certain limited partners of the Investor have the right to participate in the receipt of dividends from, or proceeds from the sale of, the shares of Class A common stock beneficially held for the account of the Investor in accordance with their ownership interests in the Investor. Searchlight has rights associated with more than five percent of the Issuer’s Class A common stock based upon their ownership interest in the Investor.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

 This Item 6 is hereby supplemented by the addition of the information below.
Joint Filing Agreement
On April 6, 2018, each of the Reporting Persons entered into an agreement (the “Joint Filing Agreement”) in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached as Exhibit 1 hereto and is incorporated herein by reference.

CUSIP No. 42365Q103	SCHEDULE 13D	Page 11 of 13

Item 7.	Material to be Filed as Exhibits.

Exhibit 1:	Joint Filing Agreement, dated as of April 6, 2018, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

CUSIP No. 42365Q103	SCHEDULE 13D	Page 12 of 13

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 6, 2018

GATO INVESTMENTS LP

By: Gemini Latin Holdings, LLC
its General Partner

By:	/s/ PETER M. KERN
	Name:	Peter M. Kern
	Title:	Managing Member

GEMINI LATIN HOLDINGS, LLC

By:	/s/ PETER M. KERN
	Name:	Peter M. Kern
	Title:	Managing Member

INTERMEDIA PARTNERS VII, L.P.

By: InterMedia Partners, L.P.
its General Partner

By: HK Capital Partners, LLC
its General Partner

By:	/s/ PETER M. KERN
	Name:	Peter M. Kern
	Title:	Managing Partner

CUSIP No. 42365Q103	SCHEDULE 13D	Page 13 of 13

INTERMEDIA PARTNERS, L.P.

By: HK Capital Partners, LLC
its General Partner

By:	/s/ PETER M. KERN
	Name:	Peter M. Kern
	Title:	Managing Partner

LEO HINDERY, JR.

By:	/s/ LEO HINDERY, JR.
	Name:	Leo Hindery, Jr.

PETER M. KERN

By:	/s/ PETER M. KERN
	Name:	Peter M. Kern

Attention.  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).